FORM 4

(  ) Check this box if no longer
      subject to Section 16.  Form 4           ----------------------------
      or Form 5 obligations may continue.      |      OMB APPROVAL        |
      See Instruction 1(b).                    |--------------------------|
                                               |                          |
   U.S. SECURITIES AND EXCHANGE COMMISSION     |  OMB NUMBER:  3235-0287  |
          WASHINGTON, D.C.  20549              |  EXPIRES:                |
 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP  |  SEPTEMBER 30, 1998      |
                                               |  ESTIMATED AVERAGE       |
  Filed pursuant to Section 16(a) of the       |  BURDEN HOURS            |
    Securities Exchange Act of 1934,           |  PER RESPONSE 0.5        |
   Section 17(a) of the Public Utility         ----------------------------
     Holding Company Act of 1935
  or Section 30(f) of the Investment
         Company Act of 1940

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1.  Name and Address of Reporting Person

    DEL-LPL Limited Partnership
    c/o LaSalle Partners Incorporated
    200 East Randolph Drive
    Chicago, IL  60601
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2.  Issuer Name and Ticker or Trading Symbol

    LaSalle Partners Incorporated, LAP
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3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

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4.  Statement for Month/Year

    12/97
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of reporting person to Issuer (Check all applicable)
( ) DIRECTOR
(X) 10% OWNER
( ) OFFICER (GIVE TITLE BELOW)
( ) OTHER (SPECIFY TITLE BELOW)
___________________________________________________
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7.  Individual, or Joint/Group Filing (Check applicable line)
( ) Form filed by One Reporting Person
(X) Form Filed by More than One Reporting Person

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TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security (Instr. 3)

    Common Stock, par value $.01 ("Common Stock")
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2.  Transaction Date (Month/Day/Year)

    (i) December 22, 1997
    (ii) December 22, 1997
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3.  Transaction Code (Instr.8)

    (i) J, see footnote (1) to this form
    (ii) J, see footnote (3) to this form
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

    (i) 1,141 shares of Common Stock, D, see footnote (1) to this form
    (ii) 201 shares of Common Stock, D, see footnote (3) to this form
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5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
    (i) 4,965,644, see footnote (2) to this form
    (ii) 876,291, see footnote (4) to this form
    (iii) 1,153,085, see footnote (5) to this form
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
    (i) see footnote (2) to this form
    (ii) see footnote (4) to this form
    (iii) see footnote (5) to this form
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
    (i) see footnote (2) to this form
    (ii) see footnote (4) to this form
    (iii) see footnote (5) to this form

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)

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1.  Title of Derivative Security (Instr. 3)

    Not applicable
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2.  Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

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10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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


EXPLANATION OF RESPONSES:

Reporting Persons: DEL-LPL Limited Partnership and the other parties set forth on the signature pages of this Form 4.

Footnotes to Form 4

(1) On December 22, 1997, DEL-LPL Limited Partnership, a Delaware limited partnership ("DEL-LPL"), pursuant to the terms of the DEL-LPL partnership agreement, distributed 1,141 of the shares of Common Stock held by DEL-LPL to a partner of DEL-LPL as an adjustment to an earlier distribution in redemption of a portion of such partner's interests in DEL-LPL. Each of the individuals reporting on this form is a director of the issuer and is a partner, or is the sole owner of a corporation which is a partner, of DEL-LPL. Each of the individuals reporting on this form is also a member of the Management Committee of DEL-LPL. Messrs. Scott, Spoerri and Sullivan are the Chairman and Chief Executive Officer, President and Chief Operating Officer, and Executive Vice President and Chief Financial Officer, respectively, of the issuer. Messrs. Cummings, Esler, Rose and Webb and Ms. Thurber are officers of subsidiaries of the issuer. This transaction is being jointly reported by DEL-LPL and the individuals reporting on this form.

(2) The amount shown consists of the total number of shares of Common Stock owned by DEL-LPL, as permitted pursuant to Instruction 4(b)(iv) to this form. Each of the individuals reporting on this form disclaims beneficial ownership of the respective shares of Common Stock owned by DEL-LPL in which he or she has no pecuniary interest pursuant to the Section 16 rules.

(3) On December 22, 1997, DEL-LPAML Limited Partnership, a Delaware limited partnership ("DEL-LPAML"), pursuant to the terms of the DEL-LPAML partnership agreement, distributed 201 of the shares of Common Stock held by DEL-LPAML to a partner of DEL-LPAML as an adjustment to an earlier distribution in redemption of a portion of such partner's interests in DEL-LPAML. DEL-LPAML is a member of a group which owns more than 10% of the Common Stock. Each of the individuals reporting on this form is a director of the issuer and is a partner, or is the sole owner of a corporation which is a partner, of DEL-LPAML. Each of the individuals reporting on this form is also a member of the Management Committee of DEL-LPAML. Messrs. Scott, Spoerri and Sullivan are the Chairman and Chief Executive Officer, President and Chief Operating Officer, and Executive Vice President and Chief Financial Officer, respectively, of the issuer. Messrs. Cummings, Esler, Rose and Webb and Ms. Thurber are officers of subsidiaries of the issuer. This transaction is being jointly reported by DEL-LPAML and the individuals reporting on this form.

(4) The amount shown consists of the total number of shares of Common Stock owned by DEL-LPAML, as permitted pursuant to Instruction 4(b)(iv) to this form. Each of the individuals reporting on this form disclaims beneficial ownership of the respective shares of Common Stock owned by DEL-LPAML in which he or she has no pecuniary interest pursuant to the Section 16 rules.

(5) The amount shown consists of the total number of shares of Common Stock owned by DEL/LaSalle Finance Company, L.L.C. ("DEL/LaSalle"), as permitted pursuant to Instruction 4(b)(iv) to this form. DEL/LaSalle is 85% owned by DEL-LPL and 15% owned by DEL-LPAML, and owns more than 10% of the Common Stock of the issuer. Each of DEL-LPL, DEL-LPAML, and the individuals reporting on this form disclaims beneficial ownership of the respective shares of Common Stock owned by DEL/LaSalle in which it, he or she has no pecuniary interest pursuant to the Section 16 rules.

Date:  January 9, 1998
Signature of Reporting Person:

     DEL-LPL Limited Partnership
     By:/s/  William E. Sullivan
     Name:    William E. Sullivan
     Title:  Executive Vice President

Identities, Required Information and Signatures of Joint Filing Persons

1.   DEL-LPAML Limited Partnership
     c/o LaSalle Partners Incorporated
     200 East Randolph Drive
     Chicago, IL  60601

     DEL-LPAML Limited Partnership
     By:/s/  William E. Sullivan
     Name:   William E. Sullivan
     Title:  Executive Vice President

2.   DEL/LaSalle Finance Company, L.L.C.
     c/o LaSalle Partners Incorporated
     200 East Randolph Drive
     Chicago, IL  60601

     DEL/LaSalle Finance Company, L.L.C.
     By:/s/  William E. Sullivan
     Name:   William E. Sullivan
     Title:  Vice President

3.   Stuart L. Scott
     c/o LaSalle Partners Incorporated
     200 East Randolph Drive
     Chicago, IL  60601

     /s/Fritz E. Freidinger as Attorney-in-Fact

4.   Robert C. Spoerri
     c/o LaSalle Partners Incorporated
     200 East Randolph Drive
     Chicago, IL  60601

     /s/Fritz E. Freidinger as Attorney-in-Fact

5.   William E. Sullivan
     c/o LaSalle Partners Incorporated
     200 East Randolph Drive
     Chicago, IL  60601

     /s/Fritz E. Freidinger as Attorney-in-Fact

6.   Daniel W. Cummings
     c/o LaSalle Partners Incorporated
     200 East Randolph Drive
     Chicago, IL  60601

     /s/Fritz E. Freidinger as Attorney-in-Fact

7.   Charles K. Esler, Jr.
     c/o LaSalle Partners Incorporated
     200 East Randolph Drive
     Chicago, IL  60601

     /s/Fritz E. Freidinger as Attorney-in-Fact

8.   M.G. Rose
     c/o LaSalle Partners Incorporated
     200 East Randolph Drive
     Chicago, IL  60601

     /s/Fritz E. Freidinger as Attorney-in-Fact

9.   Lynn C. Thurber
     c/o LaSalle Partners Incorporated
     200 East Randolph Drive
     Chicago, IL  60601

     /s/Fritz E. Freidinger as Attorney-in-Fact

10.  Earl E. Webb
     c/o LaSalle Partners Incorporated
     200 East Randolph Drive
     Chicago, IL  60601

     /s/Fritz E. Freidinger as Attorney-in-Fact

_____________________________

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).